Exhibit 14.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NTT DoCoMo, Inc.:

We consent to the incorporation by reference in the registration statement (No.333-8264) on Form F-3 of Nippon Telegraph and Telephone Corporation of our reports dated June 19, 2007, with respect to the consolidated balance sheets of NTT DoCoMo, Inc. as of March 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2007, and related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2007 and the effectiveness of internal control over financial reporting as of March 31, 2007, which reports appear in the March 31, 2007 annual report on Form 20-F of Nippon Telegraph and Telephone Corporation.

/s/    KPMG AZSA & Co.

Tokyo, Japan

June 28, 2007